March 19, 2020

Frank Ruffo
Chief Financial Officer
Aclaris Therapeutics, Inc.
640 Lee Road, Suite 200
Wayne, PA 19087

       Re: Aclaris Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 13, 2020
           File No. 333-237163

Dear Mr. Ruffo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Mark Ballantyne